FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 12, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS") announces strategic and organisational changes in its investment banking/wholesale business

12 January 2012

RBS has today announced changes to its wholesale banking operations to ensure they continue to deliver against the Group's strategy announced in 2009.  The changes follow a review outlined at its Q3 2011 results, in light of a changed market and regulatory environment.  The changes will see the reorganisation of RBS wholesale businesses into "Markets" and "International Banking" and the exit and downsizing of selected existing activities.

RBS wholesale businesses are dedicated to the needs of our corporate and institutional clients globally. Going forward they will focus on our existing strengths in fixed income, foreign exchange, debt financing, transactions services and risk management solutions. These are cornerstone products and services for the global economy in any economic environment.

Group Chief Executive Stephen Hester said:

"We launched the RBS recovery plan in 2009 with strategic tests for the businesses that the Group would retain.  They would be restructured and managed to sustain strong, customer driven competitive positions, return more than their cost of capital, use a proportionate amount of Group resources and be closely connected with each other.

"This strategy has succeeded in making RBS stronger and placing us on the road to long-term success.  We have reduced our balance sheet by some £600 billion and have rebuilt capital ratios that place us among our strongest international peers. Our core Retail and Commercial businesses outside  Ireland now operate with an attractive return on equity overall.  Our investment bank has produced an average return on equity of 19% and delivered over £10 billion in profits since 2009.  Our Non-Core assets have fallen below £100 billion, ahead of schedule.  Profits from our Core businesses have been essential to pay for the clean-up losses of RBS legacy.

"But for our strategy to be effective, it must adjust to fresh challenges.  And it is clear that, particularly in the wholesale banking arena, significant new pressures have emerged.  The changes we are announcing today seek to ensure that RBS is at the front of the pack in pursuing a strategy that reflects the environment we expect to operate in.

"Our goal from these changes is to be more focussed for customers, more conservatively funded, more efficient and with better, more stable returns for shareholders overall."

The changes will include an exit from cash equities, corporate broking, equity capital markets, and mergers and acquisitions businesses.  Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented. The actions announced today are outlined in the notes below.  They will begin immediately, but may take up to three years to implement.  RBS will provide final detail with its Full Year 2011 results on 23 February 2012.

NOTES:

1. We will restructure our existing GBM and GTS Divisions:

•    The "Markets" business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all Group businesses.

•    GBM's corporate banking business will combine with the international businesses of our Global Transaction Services arm into a new "International Banking" unit and provide clients with 'one-stop shop' access to our debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

• The domestic small and mid-size corporates currently served within GTS will be managed within RBS's domestic corporate banking businesses in the UK, Ireland (Ulster Bank) and the US (Citizens).

2.    Our wholesale business will be retaining its international footprint to ensure that it can serve our customers' needs globally. We believe that despite current challenges to the sector, wholesale banking services play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

3.    We are considering sale or closure options for our cash equities, corporate broking, equity capital markets, and mergers and acquisitions businesses which had income of c£220 million in the nine months to September
       2011 and are currently unprofitable. We are in discussions with a number of potential buyers though there is no assurance of a sale concluding. We took this decision because we want to prioritise our resources on those businesses where we are best with customers and can operate most profitably for shareholders. We intend to retain our leading investor products business internationally in equity and fixed income derivatives. This business is both profitable and provides valuable funding for RBS.

4.    We will continue to invest in our existing fixed income and currencies business and focus on delivering world-class customer service, risk management, IT systems and solutions.  We will, however, reduce the usage of balance sheet and of unsecured wholesale funding within these businesses and also reduce areas where capital intensity is high, evolving our business model to support these activities but in a less balance sheet-
       intensive manner.

5. RBS's objective post-transition is for both its domestic and international corporate banking businesses to be wholly funded through corresponding deposits (i.e. c100% loan-to-deposit ratio).

6.    The former GBM funded balance sheet is targeted to reduce by c£120 billion from c£420 billion as at 30 June 2011 to c£300 billion over the up to three year implementation period. Associated usage of unsecured wholesale funding is targeted to decrease by c£75 billion during the same period. RWAs and equivalents, post Basel III changes, at the end of the implementation period are expected to be less than £150 billion versus the
       c£225 billion previously indicated, of which the Markets business will aim for c£100 billion.

7. The Markets and International Banking businesses will be run in close alignment, and report to John Hourican, currently CEO of GBM.

8. Like all RBS core businesses, the two business units will target a return on allocated equity exceeding the cost of capital, currently estimated at 12%, in the medium term.

9.    At this stage we envisage a further net employment reduction over three years of circa 3,500, split between our UK and non-UK locations, in addition to the approximately 2,000 reduction in staff in GBM in H2 2011.
       These proposals are of course subject to consultation with our various social partners in those jurisdictions impacted.

10. The revised wholesale strategy and structure is designed to help transition RBS toward ring-fencing requirements being legislated for UK banks.

Contacts:

Richard O'Connor
Head of Investor Relations
+44 (0)20 7672 1758

Media Relations
+44 (0)131 523 4205

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS's regulatory capital position, return on equity, risk-weighted assets, funding requirements, impairment losses and credit exposures under certain specified scenarios.  In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 January 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary